SD 3/8/05

SECUI 05036610 ION

RECEIVED FEB 2 5 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 183

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- 8-040685~~ 8-40685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weller, Anderson & Co., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Rusk Suite 715
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fenner Weller (713) 222-1901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY Mann Frankfort Stein & Lipp
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza 800 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fenner R. Weller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weller, Anderson & Co., Ltd., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY ROOT KOCH
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
FEB. 5. 2006

Notary Public

Signature

Fenner R. Weller, Jr. General Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

WELLER, ANDERSON & CO., LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

CONTENTS

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants

A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Partners of
Weller, Anderson & Co., Ltd.

We have audited the accompanying statements of financial condition of Weller, Anderson & Co., Ltd. (a Texas limited partnership) at December 31, 2004 and 2003, and the related statements of income, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson & Co., Ltd. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
January 14, 2005

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash	$ 1,740,653	$ 1,709,124
Deposit with clearing organizations - cash	400,000	400,000
Receivable from brokers or dealers and clearing organizations	18,951	22,514
Receivable from general partner	106,616	33,320
Other current assets	4,167	7,001
TOTAL CURRENT ASSETS	2,270,387	2,171,959
PROPERTY AND EQUIPMENT		
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and amortization of $74,823 and $91,608 at December 31, 2004 and 2003, respectively	22,505	31,395
OTHER ASSETS		
Marketable securities	43,860	40,635
TOTAL ASSETS	$ 2,336,752	$ 2,243,989
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued compensation	$ 46,433	$ 101,321
TOTAL LIABILITIES	46,433	101,321
COMMITMENTS AND CONTINGENCIES	-	-
PARTNERS' CAPITAL		
General partner	1,986,681	1,858,377
Limited partners	303,638	284,291
TOTAL PARTNERS' CAPITAL	2,290,319	2,142,668
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,336,752	$ 2,243,989

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF INCOME

	Year Ended December 31, 2004	Year Ended December 31, 2003
REVENUE		
Commissions	$ 1,774,912	$ 2,657,597
Interest	23,170	22,225
Other revenue	1,736	9,472
TOTAL REVENUE	1,799,818	2,689,294
EXPENSES		
Salaries and benefits	944,927	1,604,713
Clearance fees	98,529	82,279
Communications	110,664	154,116
Occupancy and equipment expenses	56,987	54,565
Regulatory fees and expenses	11,861	8,573
Taxes - other	106,296	23,003
Other operating expenses	111,475	148,749
TOTAL EXPENSES	1,440,739	2,075,998
NET INCOME	$ 359,079	$ 613,296

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Partners' Capital	Accumulated Other Comprehensive Income (loss)	Total
Balance at January 1, 2003	1,683,419	(29,100)	1,654,319
Net income (loss)	613,296	(2,365)	610,931
Distributions	(122,582)	-	(122,582)
Balance at December 31, 2003	2,174,133	(31,465)	2,142,668
Net income	359,079	3,225	362,304
Distributions	(214,653)	-	(214,653)
Balance at December 31, 2004	$ 2,318,559	$ (28,240)	$ 2,290,319

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 359,079	$ 613,296
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	10,007	12,510
Loss on disposal of property and equipment	404	-
Changes in operating assets and liabilities:		
Receivable from brokers or dealers and clearing organizations	3,563	(7,100)
Receivable from general partner	(73,296)	(33,320)
Other current assets	2,834	(300)
Accrued compensation	(54,888)	58,358
NET CASH PROVIDED BY OPERATING ACTIVITIES	247,703	643,444
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property and equipment	(1,521)	(22,125)
NET CASH USED IN INVESTING ACTIVITIES	(1,521)	(22,125)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to partners	(214,653)	(122,582)
NET CASH USED IN FINANCING ACTIVITIES	(214,653)	(122,582)
NET INCREASE IN CASH	31,529	498,737
CASH AT BEGINNING OF YEAR	1,709,124	1,210,387
CASH AT END OF YEAR	$ 1,740,653	$ 1,709,124
NON CASH INVESTING ACTIVITIES		
Unrealized (gain) loss on securities	$ (3,225)	$ 2,365

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Weller, Anderson & Co., Ltd. (the "Partnership"), formerly Weller, Anderson, Cheneviere & Co., Ltd., is a limited partnership formed in Texas on June 17, 1985. Unless dissolved sooner by the general partner, the term of the Partnership shall continue until December 31, 2031. The managing general partner of the Partnership is Fenner R. Weller, Jr., Inc. (Mr. Fenner R. Weller, Jr., President). The office of the Partnership is located at 811 Rusk Street, Suite 715, Houston, Texas.

Nature of Operations: The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers, Inc., and a securities dealer registered with the Texas Securities Board.

The Partnership began operations as a registered broker-dealer on March 6, 1989. The Partnership retails equity and debt securities, sells interests in mortgages, and is a U.S. Government and municipal securities broker. The Partnership is registered as a broker-dealer in various state jurisdictions.

Under the terms of agreements with clearing organizations, the Partnership must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $400,000. The Partnership must maintain the accounts until the termination of the clearing agreements.

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k) 2(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements, and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents: The Partnership considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease using the straight-line method.

Income Taxes: Federal income taxes are not payable by, or provided for, the Partnership. The general and limited partners are taxed individually on their share of earnings.

NOTE B - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) (iv) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $50,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2004, the Partnership had net capital of $2,113,171, which was $2,063,171 in excess of its minimum required net capital of $50,000.

NOTE C - PARTNERS' CAPITAL

Distributions of the Partnership's cash may be made to partners upon determination by the managing partner that such cash is not required to satisfy ongoing net capital requirements of the applicable regulatory authorities or for the conduct of the Partnership's business. Distributions were made to partners during 2004 and 2003 of $214,653 and $122,582, respectively.

NOTE D - COMMITMENTS AND CONTINGENT LIABILITIES

Office lease expense attributable to non-cancelable leases was $43,908 and $43,131 for 2004 and 2003, respectively. Future minimum rental commitments under the office space lease agreement are as follows:

Year Ending December 31,	
2005	$ 38,400
2006	38,400
2007	38,400
2008	16,000
	$ 131,200

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31, 2004	December 31, 2003
Furniture and office equipment	$ 79,096	$ 104,758
Leasehold improvements	18,232	18,245
	97,328	123,003
Less: accumulated depreciation and amortization	74,823	91,608
	$ 22,505	$ 31,395

Depreciation and amortization for the years ended December 31, 2004 and 2003 was $10,007 and $12,510, respectively.

NOTE F - INVESTMENTS

Investments consist of common stock in a public corporation and are stated at fair market value. The gross unrealized loss on available-for-sale securities is as follows:

	December 31, 2004			
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Market Value
Available for sale securities:				
Common stock	$ 72,100	$ -	$ (28,240)	$ 43,860

	December 31, 2003			
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Market Value
Available for sale securities:				
Common stock	$ 72,100	$ -	$ (31,465)	$ 40,635

NOTE G - CONCENTRATION OF CREDIT RISK

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

NOTE H - MAJOR CUSTOMERS

For the years ended December 31, 2004 and 2003, commissions earned from three and two customers were approximately 80% and 85% of total commission revenue, respectively.

NOTE I - EMPLOYEE BENEFIT PLAN

During 2004, the Partnership began providing a defined contribution 401(k) Savings and Profit Sharing Plan that covers all fulltime employees who meet certain age and service requirements. Employees may contribute to the Plan through salary deferrals. Additionally, the Partnership may contribute at its discretion. No contributions were made by the Partnership in 2004.

SUPPLEMENTARY INFORMATION

WELLER, ANDERSON & CO., LTD.
SCHEDULE I - CALCULATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

TOTAL PARTNERS' CAPITAL		$ 2,290,319
Deductions for nonallowable assets:		
Property and equipment, net	22,505	
Receivable from general partner	106,616	
Other current assets	4,167	
Investments	43,860	177,148
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		2,113,171
Haircuts on securities		-
NET CAPITAL		$ 2,113,171
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition:		
Accounts payable and accrued expenses		$ 46,433
TOTAL AGGREGATE INDEBTEDNESS		$ 46,433
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 3,096
Minimum dollar net capital requirement		$ 50,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)		$ 50,000
EXCESS NET CAPITAL		$ 2,063,171
Ratio: aggregate indebtedness to net capital		2.20%

There is no material difference between the above computation and the Partnership's computation of net capital as reported in the Partnership's Part II of Form X-17A-5 as of December 31, 2004.

See independent auditors' report.

WELLER, ANDERSON & CO., LTD.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Weller, Anderson & Co., Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Weller, Anderson & Co., Ltd. (the "Partnership") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
January 14, 2005